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Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Perry J. Hindin, Special Counsel

Re:	Digital Realty Trust, Inc.

Registration Statement on Form S-4

Filed December 6, 2019

File No.: 333-235380

Dear Mr. Hindin:

We are counsel to Digital Realty Trust, Inc. (“DLR” or the “Company”) and on behalf of DLR, we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2019, with respect to the Registration Statement on Form S-4 that was filed by DLR with the Commission on December 6, 2019 (the “Proxy Statement/Prospectus”) in connection with the offer (the “Offer”) to exchange each outstanding ordinary share of InterXion Holding N.V. (“INXN”) for 0.7067 shares of common stock of DLR. Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Proxy Statement/Prospectus, as amended.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment. In our response to comment number 1, we have responded separately to each sentence in the comment in order to make sure that our response is comprehensive. DLR has filed Amendment No. 1 to the Proxy Statement/Prospectus with the Commission that reflects the revisions described below.

 January 7, 2020

Cover Page of the Proxy Statement/Prospectus

1.	(a) With a view towards disclosure, please advise us as to the circumstances pursuant to which the minimum condition would be reduced to sixty-six and two-thirds percent.

Response: The eighty percent minimum condition threshold is a contractual agreement between DLR, Buyer and INXN. DLR or Buyer would consider reducing the minimum condition to sixty-six and two-thirds percent if doing so was necessary in their view to consummate the closing of the transactions contemplated by the purchase agreement, and DLR were to conclude that the tax consequences of doing so would be acceptable in its sole discretion. In the event that DLR or Buyer determines to reduce the minimum condition, DLR will, as noted in the additional responses to Comment 1 below, disseminate additional offer materials and, if necessary to avoid any material misstatement or omission in the Proxy Statement/Prospectus, also supplement the disclosure of the Proxy Statement/Prospectus, including with the most current available information with respect to potential material tax consequences, if any.

In response to this comment, we have amended the disclosure on page 33 of the Proxy Statement/Prospectus as follows:

The purchase agreement grants DLR or Buyer the right to reduce the minimum condition to sixty-six and two-thirds percent (66 2/3%). DLR or Buyer may reduce the minimum condition to sixty-six and two-thirds percent (66 2/3%) without INXN consent, and if reduced, a lesser number of shares would be required to tender to close the offer. No further vote or other action on the part of any shareholder of INXN or stockholder of DLR will be required if DLR or Buyer reduces the minimum condition. The eighty percent (80%) minimum condition threshold is a contractual agreement between DLR, Buyer and INXN. DLR or Buyer would consider reducing the minimum condition to sixty-six and two thirds percent (66 2/3%) if doing so was necessary in their view to consummate the closing of the transactions contemplated by the purchase agreement and DLR were to conclude that the tax consequences of doing so would be acceptable in its sole discretion. In the event that DLR or Buyer determines to reduce the minimum condition, DLR will, if necessary, supplement this proxy statement/prospectus including with the most current available information with respect to potential material tax consequences, if any.

(b) While the Buyer may amend the minimum condition at any time during the initial offering period, changing it requires that Buyer amend the offer materials, disseminate information about the change and ensure that enough time remains in the initial offering period for INXN shareholders to receive and react to the new information.

Response: Buyer acknowledges the requirement that Buyer must announce any decision to waive a material condition, including the minimum condition, in a manner reasonably calculated to inform INXN shareholders of the waiver. Buyer further acknowledges that in the event of any waiver of a condition to the Offer, the applicable Exchange Act rules may require that the Offer be extended to the extent the waiver constitutes a material change to the Offer and the Offer would not otherwise remain open for a period sufficient for INXN shareholders to become reasonably informed of such change.

 January 7, 2020

(c) In addition, as it relates to the ownership percentage that DLR may own after the offer, Buyer may be required to disseminate revised disclosure explaining the impact of this change. For example, in certain non-US jurisdictions, where a bidder cannot eliminate remaining target shareholders simply by acquiring a majority of the target’s shares, lowering the minimum condition may require an explanation of the impact on a bidder’s ability to integrate the target company after the offer.

Response: We confirm that a reduction of the minimum condition will have no impact on the ownership percentage of INXN that Buyer and DLR will own after the closing of the Offer and post-offer reorganization. Regardless of whether or not the minimum condition has been reduced, following implementation of the post-offer reorganization, if the required resolutions are adopted at the EGM, Buyer and DLR will own either 100% of INXN’s equity or 100% of INXN’s assets.

In response to this comment, we have revised the disclosure on pages 18 and 82 as follows:

Following the closing of the offer (including the closing of any shares tendered in the subsequent offering period), DLR and INXN and their respective subsidiaries, as applicable, shall effectuate or cause to be effectuated the post-offer reorganization. DLR and Buyer have a preference for effectuating the legal merger, the legal demerger or the asset sale. The post-offer reorganization will, if the required resolutions are adopted at the EGM, result in Buyer or one of its affiliates becoming the sole owner of all or substantially all of INXN’s business operations from and after the consummation of such post-offer reorganization, regardless of whether or not all of the shareholders of INXN have tendered their shares in the offer or whether or not Buyer has lowered the minimum condition.

Please see also our response to Comment 16 below.

(d) Please revise the disclosure to affirm that registrants will provide shareholders with additional disclosure after any change in the minimum condition and that the registrants will ensure that the offer remains open for an adequate time to allow shareholders to react to that new disclosure.

Response: In response to this comment, we have revised the disclosure on the first and second pages of the front cover and page ALT-2 of the Proxy Statement/Prospectus to include the following statement at the end of the second paragraph:

If Buyer makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition to the offer, including reducing the minimum condition, Buyer will disseminate additional offer materials and extend the offer by five or ten business days, to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. For example, if Buyer reduces the minimum condition, Buyer will disseminate additional offer materials and extend the offer by five business days as required by Rule 14d-4(d)(2)(i) under the Exchange Act.

 January 7, 2020

(e) In this regard, we understand from our conversation with Latham & Watkins that the registrants will not be relying on the Tier II cross-border exemptions. Please confirm the registrants’ and Buyer’s understanding.

Response: We confirm that the registrants and Buyer will not be relying on the Tier II cross-border exemptions.

2.

Disclosure indicates that “if INXN elects to hold a subsequent EGM, Buyer will extend the offer for six business days after the date of that subsequent EGM.” Please revise the disclosure to explain the phrase “subsequent EGM” and describe the circumstances pursuant to which a subsequent EGM would be held. Please disclose the impact, if any, the holding of a subsequent EGM would have on Buyer’s plans to provide a subsequent offering period.

Response: EGM is the term used to refer to the extraordinary general meeting of INXN shareholders. Under Dutch law, an EGM is required to approve the adoption of resolutions providing for, among other things, the approval of certain transactions governed by Dutch corporate law as contemplated by the post-offer reorganization and the appointment of Buyer and DLR designees to the INXN board of directors effective upon the closing of the transactions contemplated by the purchase agreement. Under the purchase agreement, if any of these resolutions are not approved at the EGM, a subsequent EGM may be held to make another attempt to obtain the approval of the remaining outstanding resolutions. The approval and adoption of these resolutions is a condition to closing under the purchase agreement. As such, a subsequent EGM provides the parties with another opportunity to satisfy this closing condition.

We confirm that a subsequent offering period will be held, irrespective of whether a subsequent EGM is held or not.

In response to this comment, we have revised the disclosure on the third page of the front cover and page ALT-3 of the Proxy Statement/Prospectus to include the following statement within the fourth paragraph:

Under the purchase agreement, if any of the resolutions of INXN that are a condition to closing are not approved and adopted at the EGM, a subsequent EGM may be held to obtain the approval of the remaining outstanding resolutions. Irrespective of whether INXN holds a subsequent EGM, following the time of acceptance for payment in connection with the offer, which we refer to as the acceptance time, Buyer shall provide a subsequent offering period, which we refer to as a subsequent offering period, in accordance with Rule 14d-11 promulgated under the Exchange Act of not less than three business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act).

Please see also our response to Comment 3 below.

 January 7, 2020

3.

Disclosure indicates that “[f]ollowing the time of acceptance for payment in connection with the offer, which we refer to as the acceptance time, Buyer shall provide a subsequent offering period, which we refer to as a subsequent offering period, in accordance with Rule 14d-11...of not less than three business days...” Please reconcile this disclosure with disclosure on page 81 that “[p]arties do not anticipate commencing any subsequent offering period following the expiration time.”

Response: In response to this comment, we have revised the disclosure on pages 18, 82, 94 and ALT-12 as follows:

~~Parties do not anticipate commencing any subsequent offering period following the expiration time.~~

Irrespective of whether INXN holds a subsequent EGM, following the acceptance time, Buyer shall provide a subsequent offering period, in accordance with Rule 14d-11 promulgated under the Exchange Act of not less than three business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act).

4.

Refer to the disclosure described in the preceding comment. Disclosure on the last Q & A on page ALT-12 indicates that “[a]s promptly as practicable following the expiration time (but in any event within three business days thereafter), Buyer will accept for exchange and, at or as promptly as practicable (but in any event within four business days thereafter), deliver the offer consideration... for all INXN shares validly tendered and not properly withdrawn pursuant to the offer as of the expiration time.” Please advise whether such disclosure is suggesting that payment for tendered shares may occur four or seven business days after the expiration time and tell us why the registrants and Buyer believe this complies with the prompt payment requirement in Exchange Act Rule 14e-1(c). In addition, if shares tendered in the initial offering period will not be accepted for up to three business days after expiration, please advise how the Buyer intends to comply with the time periods for announcing the results of the offer and beginning the subsequent offering period immediately after expiration of the initial offer period. Refer to Exchange Act Rule 14d-11(c) and (d) and contrast such requirements with that of Exchange Act Rule 14d-1(d)(2)(v).

Response: DLR acknowledges the Staff’s comment. Buyer will undertake to accept for exchange all INXN shares validly tendered and not properly withdrawn immediately following the expiration of the Offer. Buyer will subsequently announce the results of the Offer by 9:00 a.m. Eastern time on the next business day after the expiration of the Offer and announce the commencement of the subsequent offering period at that time. In order to satisfy the prompt payment requirement in Exchange Act Rule 14e-1(c), Buyer undertakes to deliver the offer consideration by the fourth business day following the expiration of the initial offering period, and with respect to shares tendered in the subsequent offering period, Buyer undertakes to deliver the offer consideration as promptly as practicable following the expiration of such subsequent offering period. Due to time differences between the Netherlands and eastern standard time (6 hours)

 January 7, 2020

such that the business day in the Netherlands will be over at the expiration of the Offer and certain Dutch law considerations in closing the post-offer reorganization transactions, DLR believes that four business days are necessary to ensure the smooth delivery of the offering consideration and closing of the post-offer reorganization transactions. Accordingly, DLR believes that payment on the fourth business day following the expiration of the initial offering period constitutes prompt payment in accordance with Rule 14e-1(c).

In response to this comment, we have revised the disclosure on page ALT-12 to reflect the timing outlined above as follows:

~~As promptly as practicable~~ Immediately following the expiration time ~~(but in any event within three business days thereafter)~~, Buyer will accept for exchange and, ~~at or as promptly as practicable (but in any event within four business days~~ by the fourth business day after the expiration time ~~(calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter)~~, deliver the offer consideration (by delivery by Buyer of shares of DLR common stock to the exchange agent appointed by Buyer for the offer) for all INXN shares validly tendered and not properly withdrawn pursuant to the offer as of the expiration time.

Notice of Special Meeting

5.

Disclosure regarding the proposal to approve the issuance of shares of DLR common stock to be paid by Buyer to INXN shareholders indicates that a shareholder’s abstention will have the same effect as a vote against the approval of such proposal. Please advise with a view towards disclosure whether abstentions have the same effect on the proposal to approve one or more adjournments.

Response: As described under the captions “Questions and Answers” on page 7 and “The DLR Special Meeting – Abstentions and Broker Non-Votes” on page 48 of the Proxy Statement/Prospectus, abstentions will have no effect on the proposal to approve one or more adjournments, which requires the affirmative vote of a majority of all votes cast on the proposal. Maryland law does not consider an abstention to be a vote cast (unlike the rules of the New York Stock Exchange that apply to the proposal to approve the issuance of shares of DLR common stock to be paid by Buyer to INXN shareholders, which consider an abstention to be a vote cast notwithstanding that it is neither a vote for or a vote against the proposal). The NYSE’s rule does not apply to any vote for adjournment.

The Post-Offer Reorganization, page 18

6.

Disclosure in this section and elsewhere in the proxy statement/prospectus indicates that “Intrepid I, as the sole shareholder of Intrepid II, will allot shares to INXN shareholders at the time the legal merger is effectuated, as further described in the purchase agreement.” Please revise the disclosure to explain the meaning of “allotment” and include a description of the allotment process.

Response: The allotment of shares by Intrepid I is effected by operation of Dutch law pursuant to a Dutch legal merger. As part of the legal merger, INXN shareholders who do not validly tender their INXN shares in the Offer will instead be allotted (i.e., be issued by operation of Dutch law in a merger transaction) shares of Intrepid I in exchange for their INXN shares. Then, Buyer will also be allotted shares of Intrepid I in exchange for any INXN shares it accepted for exchange in the Offer.

 January 7, 2020

As part of the legal merger, INXN will have merged with and into Intrepid II, a wholly owned subsidiary of Intrepid I. Following the allotment, Intrepid I will transfer the issued and outstanding shares in the share capital of Intrepid II (holding all of the INXN business) to Buyer, resulting in Intrepid II (and the INXN business) becoming a direct subsidiary of Buyer.

In response to this comment, we have revised the disclosure on pages 18-19 and 82 as follows:

Legal Merger: The legal merger comprises a triangular legal merger under Dutch law. INXN will merge with and into Intrepid II, a wholly owned subsidiary of Intrepid I, which is a wholly owned subsidiary of Buyer. Intrepid II will be the surviving entity of the legal merger. Intrepid I, as the sole shareholder of Intrepid II, will allot (i.e., issue by operation of Dutch law in a merger transaction) shares to INXN shareholders at the time the legal merger is effectuated, as further described in the purchase agreement. As part of the legal merger, INXN shareholders that do not validly tender in the offer will ~~become shareholders of~~ be allotted shares in Intrepid I in respect of their INXN shares ~~being exchanged for Intrepid I shares~~. As part of the legal merger, Buyer will be allotted shares in ~~continue to be a shareholder of~~ Intrepid I in respect of any INXN shares it accepted for exchange in the offer ~~for Intrepid I shares~~. Following the legal merger, Intrepid I will transfer the issued and outstanding share in the share capital of Intrepid II to Buyer or its designated nominee in exchange for an exchangeable note or the buyer note, which transaction we refer to as the post-merger share sale. As a result, Intrepid II (holding all of the INXN business) will become a direct subsidiary of Buyer or its designated nominee. The allotment of Intrepid I shares will occur only in the legal merger as part of the post-offer reorganization and not in the offer itself.

7.

Disclosure in this section also indicates that “Buyer will continue to be a shareholder of Intrepid I as a result of the exchange of any INXN shares it accepted for exchange in the offer for Intrepid I shares.” Disclosure throughout the proxy statement/prospectus refers to the exchange offer of DLR shares for shares of INXN shares, not Intrepid I shares. With a view towards disclosure, please advise why Buyer would be issuing Intrepid I shares in exchange for INXN shares.

Response: We confirm that Buyer will not be issuing Intrepid I shares in exchange for INXN shares as part of the Offer. As discussed in our response to Comment 6, Buyer along with INXN shareholders that did not validly tender in the Offer will only be allotted shares in Intrepid I in respect of their INXN shares if Buyer determines to effect the Dutch legal merger as part of the post-offering reorganization. The allotment of Intrepid I shares will occur only in the post-offer reorganization and not in the Offer itself. In the post-offer reorganization, if Buyer determines to effect the Dutch legal merger and in the event the compulsory acquisition threshold is not met, after the transfer of shares in Intrepid II, and thereby the INXN business, to Buyer, the dissolution and liquidation of Intrepid I will be immediately initiated, and former INXN shareholders that did not validly tender will receive DLR shares as liquidation proceeds (subject to any applicable withholding tax and treatment of fractional shares).

 January 7, 2020

In response to this comment, we have revised the disclosure on pages 18-19 and 82. Please see our response to Comment 6 above.

8.	Page 19 refers to a “compulsory acquisition threshold.” Please revise the disclosure to define this term.

Response: The compulsory acquisition threshold is the threshold at which the number of INXN shares owned by DLR, Buyer or any of their affiliates upon closing of the Offer (including the closing of any shares tendered in the subsequent offering period) represents at least ninety-five percent of INXN’s issued and outstanding capital. The compulsory acquisition threshold reflects the Dutch statutory threshold, that would enable Dutch compulsory acquisition procedures to be initiated in respect of INXN or Intrepid I (as applicable).

In response to this comment, we have revised the disclosure on pages 19 and 83 as follows:

Following one of the options above, if the number of INXN shares owned by Parent, Buyer or any of their affiliates upon closing of the offer (including the closing of any shares tendered in the subsequent offering period) do not represent at least ninety-five percent (95%) of INXN’s issued and outstanding capital, which threshold we refer to as the compulsory acquisition threshold ~~has not been achieved~~, INXN or Intrepid I (as applicable) will be immediately dissolved and liquidated.

Termination of the Purchase Agreement, page 21

9.

Disclosure indicates that “The purchase agreement may be terminated at any time prior to the acceptance time by the mutual consent of INXN, DLR and Buyer in a written instrument.” If the purchase agreement were to be terminated following expiration of the exchange offer in accordance with the offer’s terms and with all of the offer conditions having been satisfied or waived, but prior to the acceptance time, please advise us as to the Buyer’s and the registrants’ understanding regarding Buyer’s obligation to consummate the offer following termination of the purchase agreement.

Response: If, at or after the expiration time of the Offer, all of the conditions to closing have been satisfied or waived, then Buyer would have the obligation to consummate the Offer following the termination of the purchase agreement prior to the acceptance time. If, at the expiration time of the Offer, all of the conditions to closing have been satisfied or waived, Buyer will immediately accept for exchange and, by the fourth business day following the expiration time as noted in response to Comment 4, deliver the offer consideration for all INXN shares validly tendered and not properly withdrawn pursuant to the Offer as of the expiration time.

 January 7, 2020

In response to this comment, we have revised the disclosure on pages 21-22 and 121 to include the following statement at the end of the first paragraph:

If the purchase agreement were to be terminated following the expiration time but prior to the acceptance time and all of the offer conditions have been satisfied or waived at the expiration time, Buyer would have the obligation to consummate the offer. If all of the conditions to closing have been satisfied or waived at the expiration time, Buyer will immediately accept for exchange and, by the fourth business day following the expiration time, deliver the offer consideration for all INXN shares validly tendered and not properly withdrawn pursuant to the offer as of the expiration time.

Cautionary Statement Concerning Forward-Looking Statements, page 43

10.

Refer to the first sentence of this section. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in the exchange offer, future press releases or other communications relating to the exchange offer.

Response: DLR acknowledges the Staff’s comment and has removed all references to Section 27A of the Securities Act and Section 21E of the Exchange Act from Amendment No. 1 to the Proxy Statement/Prospectus. DLR undertakes to refrain from referring to such safe harbor provisions in the Offer, future press releases or other communications relating to the Offer.

Voting by INXN’s Directors, page 76

11.	Please expand the disclosure in the first paragraph of this section to specify “certain of these resolutions” that require the affirmative vote of at least two-thirds of the votes cast.

Response: Pursuant to Dutch law and INXN’s organizational documents, the adoption of the post-offer reorganization resolutions and the governance resolutions requires the affirmative vote of at least two-thirds of the votes cast representing at least 50% of the issued and outstanding share capital of INXN, provided that the adoption of the asset sale resolutions and the resolutions to appoint Buyer and DLR designees to the INXN board effective upon the closing requires the affirmative vote of a majority if the votes cast.

In response to this comment, we have revised the disclosure on pages 76-77 as follows:

Pursuant to Dutch law and the articles of association of INXN, the adoption of the post-offer reorganization resolutions (as defined in the purchase agreement) and the governance resolutions (as defined in the purchase agreement) requires the affirmative vote ~~of a majority of the votes cast or, for certain of these resolutions, the affirmative vote~~ of at least two-thirds of the votes cast, representing at least 50% of the issued and outstanding share capital of INXN, other than the asset sale resolutions (as defined in the purchase agreement) and the resolutions to appoint Buyer and DLR designees to the INXN board effective upon the closing, each of which require a majority of the votes cast. In case the compulsory acquisition threshold is not met, the asset sale (if so elected) must be followed by the liquidation of INXN. The liquidation resolution requires an affirmative vote of at least two-thirds of the votes cast, representing at least 50% of the issued and outstanding share capital of INXN. Accordingly, if the compulsory acquisition threshold is not met, the asset sale cannot be implemented if the liquidation has not been approved with the prerequisite majority. However, if the compulsory acquisition threshold is met, the asset sale needs to be followed by the statutory squeeze out procedure (and not the liquidation of INXN) and, accordingly, the asset sale could be implemented even if the liquidation were not approved. As of April 15, 2019, INXN directors and executive officers beneficially owned, in the aggregate, approximately 1.5% of the outstanding INXN shares. For additional information, see Item 7 of INXN’s Form 20-F filed with the SEC on April 30, 2019, which is incorporated by reference in this proxy statement/prospectus.

 January 7, 2020

No Guaranteed Delivery, page 80

12.

Given that the Buyer is not providing for guaranteed delivery procedures, please specify the “normal business hours of DTC and the exchange agent” within which INXN shareholders must complete the necessary tender procedures.

Response: In response to this comment, we have revised the disclosure on pages 80-81 as follows:

Buyer is not providing for guaranteed delivery procedures, and therefore INXN shareholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC and the exchange agent prior to the expiration time ~~date~~. In accordance with the purchase agreement, the offer will initially remain open until 4:00 p.m. Eastern Time on the date of the expiration time. For all other dates prior to the date of the expiration time, the normal business hours of DTC are between 8:00 a.m. and 5:30 p.m. Eastern Time, Monday through Friday, and the normal business hours of the exchange agent are between 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday. INXN shareholders must tender their INXN shares in accordance with the procedures set forth in this document. In all cases, Buyer will exchange shares validly tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of shares (or timely confirmation of a book-entry transfer of such shares into the exchange agent’s account at DTC as described elsewhere in this document), a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

The Post-Offer Reorganization, page 82

13.

Refer to the first paragraph of this section. With a view towards disclosure, please advise whether there are any circumstances pursuant to which the tender offer would be consummated but INXN would not become a wholly owned subsidiary of DLR and its affiliates.

Response: Following the closing of the Offer and the post-offer reorganization, if the required resolutions are adopted at the EGM, Buyer and DLR will own either 100% of INXN’s equity or 100% of INXN’s assets. If the required resolutions are adopted at the EGM, there are no circumstances in which the Offer is consummated, but Buyer’s and DLR’s 100% ownership of the business operations of INXN will not be consummated.

In response to this comment, we have revised the disclosure on page 82 as follows:

More specifically, the post-offer reorganization would ensure that, if the required resolutions are adopted at the EGM, Buyer or one of its affiliates becomes the sole owner of all or substantially all of INXN’s business operations from and after the consummation of such post-offer reorganization, even if not all of the shareholders of INXN have tendered their shares under the offer. There are no circumstances, if the required resolutions are adopted at the EGM, pursuant to which Buyer or one of its affiliates would not become the sole owner of all or substantially all of INXN’s business operations from and after the consummation of such post-offer reorganization, whether through ownership of one hundred percent (100%) of INXN’s equity or one hundred percent (100%) of INXN’s assets.

 January 7, 2020

Please see also our response to Comment 1(c) above.

14.	Provide an analysis in your response letter as to whether Exchange Act Rule 13e-3 will apply to any second-step squeeze out transaction following consummation of the exchange offer.

Response: DLR acknowledges the Staff’s comment and respectfully submits that Exchange Act Rule 13e-3 will not apply to any second-step squeeze out transaction (such as the post-offer reorganization) following the consummation of the Offer because any such transaction is excepted from the application of Rule 13e-3 pursuant to Rule 13e-3(g)(1).

Rule 13e-3(g)(1) excepts from the provisions of Rule 13e-1 “[a]ny Rule 13e-3 transaction by or on behalf of a person which occurs within one year of the date of termination of a tender offer in which such person was the bidder and became an affiliate of the issuer as a result of such tender offer,” provided that certain conditions are satisfied. These conditions include that “the consideration offered to unaffiliated security holders in such Rule 13e-3 transaction is at least equal to the highest consideration offered during such tender offer.” In the case of a tender offer for any or all securities of a class of the issuer, Rule 13e-3(g)(1) requires the offeror to fully disclose such person’s intention to engage in a Rule 13e–3 transaction, the form and effect of such transaction and, to the extent known, the proposed terms thereof; and such Rule 13e–3 transaction must be substantially similar to that described in such tender offer.

In the present case, the post-offer reorganization transactions contemplated by the purchase agreement to take place following the completion of the Offer fall squarely within the Rule 13e-1(g)(1) exception. First, any Dutch Legal Merger, Dutch Legal Demerger, asset sale or liquidation and distribution pursuant to the post-offer reorganization transactions will take place within one year of the consummation of the Offer; provided that in the event that the compulsory acquisition threshold is met, Buyer will be required to commence a compulsory acquisition (as described in the Proxy Statement/Prospectus), completion of which is dependent on the competent Dutch court. Second, the per share consideration to be received by non-tendering INXN shareholders in such post-offer reorganization transactions will be equal to the offer consideration (subject to any applicable withholding tax); provided that in the event the compulsory acquisition threshold is met, Buyer will be required to commence a compulsory acquisition (as described in the Proxy Statement/Prospectus), in which case the Enterprise Chamber of the Amsterdam Court of Appeals will determine the cash price to be paid for the non-tendered shares. Finally, the Proxy Statement/Prospectus fully discloses Buyer’s intention to consummate the post-offer reorganization transactions following the consummation of the Offer, as well as the form and effect of each potential post-offer reorganization transaction and the proposed terms thereof.

 January 7, 2020

Withdrawal Rights, page 83

15.	Refer to the first two sentences. Revise to define the meaning of “closing date” and how it is different than “expiration time.”

Response: In response to this comment, we have revised the disclosure on page 83 as follows:

An INXN shareholder may properly withdraw INXN shares tendered pursuant to the offer at any time prior to the expiration time. On and after the ~~closing date~~ expiration time, INXN shareholders that have tendered their shares pursuant to the offer will no longer be able to withdraw their shares and tenders of shares made pursuant to the offer will be irrevocable; provided, that, if Buyer has not yet accepted INXN shares tendered for exchange, any INXN shareholder may withdraw its tendered shares after the 60th day following commencement of the offer pursuant to Section 14(d)(5) of the Exchange Act.

Conditions to Closing of the Offer, page 120

16.

The first sentence of this section indicates that “[i]n addition to DLR’s and Buyer’s right and obligation to extend, terminate, amend or modify the offer pursuant to the provisions of the purchase agreement, neither DLR nor Buyer shall be required to accept for payment or pay for any INXN share validly tendered and not properly withdrawn pursuant to the offer unless, as of the scheduled expiration time the following conditions are satisfied.” All offer conditions should be described in this section. Please revise to describe any conditions to the offer not already included in this section. Please also advise us, with a view towards additional disclosure, what other rights to terminate the offer DLR and Buyer may have beyond those relating to the offer conditions disclosed in this section.

Response: We confirm that there are no other offer conditions that are not already included in the section titled “Conditions to Closing of the Offer” beginning on page 120. DLR and Buyer do not have any other rights to terminate the Offer beyond those relating to the offer conditions disclosed in the section titled “Conditions to Closing of the Offer” beginning on page 120 and in the section titled “Termination of the Purchase Agreement” beginning on page 121.

In response to this comment, we have revised the disclosure on page 121. Please see our response to Comment 17 below.

17.

While the offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to terminate the offer “regardless of the circumstances giving rise to any such conditions.” potentially renders the offer illusory because the action or inaction of DLR or Buyer could serve as justification for terminating it. Please revise the disclosure here accordingly.

 January 7, 2020

Response: The disclosure referenced by the Staff relates to the contractual rights as between DLR, Buyer and INXN. The disclosure was not meant to imply that the Offer could be terminated other than for a failure of the conditions identified under the section titled “Conditions to Closing of the Offer” beginning on page 120. The conditions to the Offer identified under the Section titled “Conditions to Closing of the Offer” beginning on page 120 are objectively determinable and do not reflect any circumstances in which the parties have the possibility, solely through their action or inaction, to trigger the offer conditions or the termination of the Offer. Accordingly, we respectfully submit that the Offer is not subject to termination at any time for any reason and in the absolute discretion of the parties, such that the Offer is not “illusory” and does not contravene Section 14(e) of the Exchange Act.

In response to this comment, we have revised the disclosure on page 121 as follows:

The foregoing conditions are for the sole benefit of DLR and Buyer and may be asserted by DLR or Buyer ~~regardless of the circumstances giving rise to any such conditions~~ and, other than the minimum condition, may be waived, subject to applicable law, by DLR or Buyer in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the purchase agreement. There are no other conditions to closing of the offer beyond the conditions discussed above.

* * * *

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (213) 891-8371.

Sincerely,

/s/ Julian T.H. Kleindorfer Julian T.H. Kleindorfer, Esq. of Latham & Watkins LLP

cc:	Joshua Mills, Digital Realty Trust, Inc.